DOLLY VARDEN SILVER CORPORATION

Management's Discussion and Analysis

December 31, 2024

This Management Discussion and Analysis ("MD&A") of Dolly Varden Silver Corporation (the "Company" or "Dolly Varden") is for the year ended December 31, 2024, and is prepared by management using information available as of February 27, 2025. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company as at December 31, 2024, and the notes thereto, prepared in accordance with IFRS Accounting Standards ("IFRS"), as issued by the International Accounting Standards Board. This MD&A complements and supplements, but does not form part of, the Company's consolidated financial statements.

This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company's exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language on page 23. Readers are advised to refer to the cautionary language when reading any forward-looking statements.

This MD&A is prepared in conformity with National Instrument ("NI") 51-102F1 Continuous Disclosure Obligations. All dollar amounts referred to in this MD&A are expressed in Canadian dollars, except where indicated otherwise.

Corporate Overview

Dolly Varden Silver Corporation was incorporated under the Business Corporations Act (British Columbia) in the province of British Columbia (or "BC") on March 4, 2011. The Company's primary business is the acquisition and exploration of mineral properties in Canada. The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "DV" and on the OTCQX trading platform in the United States under the trading symbol "DOLLF". The Company's head office is located at Suite 3123, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J1. The registered address and records office of the Company is located at Suite 1700 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

Dolly Varden is a mineral exploration company focused on exploration advancing its 100% owned Kitsault Valley project ("KV Project"), which includes the Dolly Varden property ("DV Property") and the Homestake Ridge property located in the Golden Triangle of British Columbia, Canada, 25 kilometres ("km") by road to tide water. The 163-square km KV Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past-producing Dolly Varden and Torbrit silver mines. The KV Project is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other on-trend, high-grade deposits, such as Eskay Creek and Brucejack.

In addition to the KV Project, Dolly Varden has consolidated a land package that covers the Big Bulk property, located 5 km east of the KV Project. The Big Bulk property is prospective for copper-gold porphyry system and skarn style copper and gold mineralization within Texas Creek Plutonic suite of rocks, similar in age and style to other such deposits in the region (Red Mountain, KSM, Red Chris).

The Company presently has one NI 43-101 Standards of Disclosure for Mineral Projects report, which was signed on March 23, 2023 with an effective date of September 28, 2022, and combines the Dolly Varden property and the Homestake Ridge property. The KV Project hosts the silver and gold resources of Dolly Varden and Homestake Ridge with combined resources of 34,731,000 ounces of silver and 165,993 ounces of gold in the Indicated category and 29,277,000 ounces of silver and 816,719 ounces of gold in the Inferred category.

The Company currently has no producing mines and consequently no revenue or cash flow from operations. The recovery of the amounts comprising exploration and evaluation assets are dependent upon: (1) the ability of the Company to obtain necessary financing to successfully complete the exploration and development of those resources; (2) the confirmation of economically recoverable reserves; and (3) future profitable production or on selling the project. It is the intention of the Company to obtain financing through access to public equity markets, debt and partnerships or joint ventures as sources of funding for its exploration expenditures and to meet ongoing working capital requirements.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

OPERATIONS AND OVERALL PERFORMANCE

Big Bulk Property Acquisition

On January 9, 2024, the Company issued 275,000 common shares to Libero Copper & Gold Corporation ("Libero") as consideration for the acquisition by Dolly Varden of an option agreement (the "Option Agreement") from Libero entitling Dolly Varden to earn-in a 100% undivided interest in the property known to Libero as the Big Bulk Property, comprised of seven mineral claims in the Golden Triangle, British Columbia (the "Acquisition"). In connection with the issuance of the consideration shares to Libero, the Company has filed a prospectus supplement to its base shelf prospectus, dated April 25, 2023, to qualify the distribution thereof.

As consideration for the Option Agreement, the Company issued Libero 275,000 common shares of the Company valued at $222,750. Since acquisition, the Company also made $200,000 in cumulative property cash payments under the Option Agreement. The value of the property included in exploration and evaluation assets is $422,750. In connection with this acquisition, the Company entered into an amended agreement with LCT Holdings Inc., the owner of the Big Bulk Project and optionor under the Option Agreement. The amended Option Agreement provides that the Company may earn-in a 100% undivided interest in the Big Bulk Property with annual payments over four years ending December 31, 2027, totalling $1,450,000 over the period.  The Company may elect to issue common shares instead of cash payments under certain conditions.

Outlook

The Company is optimistic on the prospects for its 2025 program after a successful 31,726 meters of drilling was completed during 2024 at the KV Project in an area known as the Golden Triangle.  2024 discovery highlights include 21 meters of 654 g/t silver at Wolf, 29 g/t gold over 13 meters at Homestake and several very encouraging intercepts at multiple targets not currently represented in the company's current mineral resource estimate. The Company is fully financed for the upcoming 2025 exploration program and expects to start camp mobilization in April 2025.  The Company is also continuing to review other regional consolidation opportunities with the goals to derisk, expand and discover economic, high-grade silver and gold ounces.  During 2024, silver spot price increased 24%1 and continues upward, which positively impacts the Company's general outlook on the value of its assets.

1  Source: www.Kitco.com

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Highlights - Results

The 2024 KV Project exploration program has been completed and all results reported, with 69 drill diamond drill holes drilled for a total of 31,726 metres, with 41 holes totalling 15,546 metre drilled at the DV property area and 28 holes totalling 16,181 metres drilled at the Homestake Ridge property area (consisting of Homestake Silver and Homestake Main).  Detailed results can be found in news releases on Company website and www.sedarplus.ca.  A summary of highlights from the announcements follow:

➢ On February 3, 2025, the Company announced in a news release on this date the results for the final 20 drill holes that successfully expanded and infilled multiple high-grade gold and silver-rich zones both on infill within, and step-outs along strike of the Homestake Silver deposit plus 3 drill holes that tested various exploration targets outside of the deposit areas on the Homestake Ridge property. The focus of the drilling was on the northern portion of Homestake silver to step out and expand on 2023 drilling intersects. A newly defined parallel lens of gold and silver mineralization was found 50 metre east of the main Homestake silver trend and the strike of this zone is aligned with Homestake Main. Several drill holes testing the area between Homestake Silver and Homestake Main intersected the structure but with narrow vein zones. Further follow up drilling will be based off these intersects and will focus up dip and down dip.

Highlights from the Homestake Silver Deposit Area (*intervals shown are core length):

  HR24-431: Step out to north: 21.55 grams per tonne ("g/t") Au and 27 g/t Ag over 8.72 metres, including 47.92 g/t Au and 58 g/t Ag over 3.74 metres and including 91.1 g/t Au and 114 g/t Ag over 0.51 metres. HR24-433: Step out on new eastern lens: 35.05 g/t Au and 114 g/t Ag over 2.32 metres, including 74.7 g/t Au and 297 g/t Ag over 0.72 metres within 29.50 metres of 3.48 g/t Au and 13 g/t Ag.
  HR24-437: South end infill: 5.54 g/t Au and 97 g/t Ag over 10.20 metres, including 21.34 g/t Au and 384 g/t Ag over 2.40 metres, including 42.10 g/t Au and 1,135 g/t Ag over 0.77 metres.
  HR24-438: South end infill: 4.48 g/t Au and 16 g/t Ag over 14.33 metres, including 29.17 g/t Au and 59 g/t Ag over 1.62 metres.
  HR24-439: Step out 170 metre down dip: 1.56 g/t Au and 5 g/t Ag over 28.9 metres including 9.55 g/t Au and 32 g/t Ag over 0.50 metres and 12.15 g/t Au and 14 g/t Ag over 1.00 metre.
  HR24-448: infill hole, 91.20 metres grading 1.88 g/t Au and 3 g/t Ag, including 13.90 g/t Au and 6 g/t Ag over 0.74 m, 21.70 g/t Au and 5 g/t Ag over 0.57 metres and 36.10 g/t Au and 12 g/t Ag over 1.00 metre  as well as silver dominant intercepts including 1.10 g/t Au and 786 g/t Ag over 0.91 metres and 0.31g/t Au and 571 g/t Ag over 0.82 metres.

*Estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated

**Assay results reported are uncapped

➢ On January 7, 2025, the Company announced in a news release on this date the infill, step-out and resource expansion drilling results from the Wolf Vein at the Dolly Varden property.  Drill hole DV24-421 is a significant 120 metre step-out down the plunge of the high-grade silver zone and intersected 379 g/t Ag, 0.64% Pb and 0.66% Zn over 21.69 metres core length. The consistent thickness and silver grade of the mineralized zone remains wide open for expansion as it plunges to the southwest. DV24-421 is the southernmost hole completed to date; results have delivered consistent wide, potentially underground bulk-mineable intervals.

The January 7, 2025 news release reported on the final 13 holes of the total 22 drill holes (9,731 metres) completed at the Wolf Vein during the 2024 exploration season and the final 17 of the total 19 drill holes (5,815 metres) from several other prospects on the Dolly Varden portion of the KV Project.

The drilling at the Wolf Vein southwest extension has returned consistently mineralized vein intersects that range from 10 to 25 metres true width and step out drilling up and down dip show the vertical extent of vein mineralization is getting wider with depth definition of over 100 metres vertical extent. Infill drilling at the Wolf Vein has helped define the vertical extents of the higher-grade silver plunge.

Highlights from Wolf Vein results included (*intervals shown are core length):

  DV24-421 - 120 metre step-out:  379g/t Ag, 0.64% Pb and 0.66% Zn over 21.69 metres, including 1,804 g/t Ag, 4.36% Pb and 3.10% Zn over 1.67 metres.
  DV24-406 - infill:  465 g/t Ag, 0.49% Pb and 0.22% Zn over 7.67 metres, including 1,416 g/t Ag, 1.56% Pb and 0.51% Zn with 0.24 g/t Au over 1.00 metres.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

  DV24-413 - lower extension:  374g/t Ag, 0.54% Pb and 0.82% Zn over 9.70 metres, including 975 g/t Ag, 0.36% Pb and 2.28% Zn over 2.30 metres. Individual Pb/Zn veins in the footwall to the main Wolf Vein graded 130 g/t Ag, 2.48% Pb, 14.65% Zn over a length of 2.07 metres.
  DV24-415 - upper extension:  357 g/t Ag, 0.52% Pb and 0.41% Zn over 9.17 metres, including 2,034 g/t Ag, 3.47% Pb and 0.18% Zn over 1.15 metres.

* Estimated true widths vary depending on intersection angles and range from 55% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

**Assay results reported are uncapped.

➢ On November 4, 2024, the Company announced in a news release on this date, the first results from the Homestake Silver wide, high-grade mineralized plunge projection from within the Homestake Silver deposit area. Results included five drill holes on two vertical sections. Highlights included results from two holes located on the same vertical section and separated by approximately 65 metres. Nominal spacing from previous drill holes is 30 metres.

Highlights from the projection of the wider, high-grade plunge within the Homestake Silver deposit:

  HR24-432: Mineralized envelope including veins: 8.85 g/t Au and 5 g/t Ag over 48.23 metres, including an internal zone of stronger breccia vein intervals grading 29.24 g/t Au and 16 g/t Ag over 13.94 metres, including one breccia vein grading 701 g/t Au and 184 g/t Ag over 0.54 metres.
  HR24-435: Mineralized envelope including veins: 4.64 g/t Au and 38 g/t Ag over 100.80 metres, including an internal interval of stronger breccia vein mineralization grading 12.23 g/t Au and 84 g/t Ag over 34.93 metres. High-grade breccia veins include 166 g/t Au and 675 g/t Ag over 0.97 metres.
  HR24-442: Vein breccia zone: 4.58 g/t Au over 9.95 metres including 14.96 g/t Au over 1.69 metres.

* intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 70% to 85% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

➢ On September 9, 2024, the Company announced in a news release on this date, additional results from the Wolf Vein high-grade silver plunge expansion directional drilling at the DV Property. Results included three directional drill holes drilled from the same pad and intersecting the Wolf Vein on the same section, approximately 80 metres to the northeast of previously released (August 18, 2024) that documents step-out holes DV24-404, 409, 412 and 414. Directional drilling technology from this second drill pad was used to precisely target areas for vertical extension. Drill holes DV24-416 and DV24-408 intersected wide and high-grade silver mineralization in Wolf Vein breccias and coliform grey silica and carbonate approximately 14 metres above and 30 metres below, respectively from previously reported (September 11, 2023) drill hole DV23-368 that graded 381 g/t Ag, 0.46% Pb and 0.39% Zn over 29.34 metres including 583 g/t Ag, 0.13 g/t Au, 0.66% Pb and 0.45%Pb over 16.97 metre with 1,898 g/t Ag over 1.00 metre

Highlights included results from two drill holes located on the same vertical section and separated by 44 metres vertically:

  DV24-416: 654g/t Ag, 0.47% Pb and 0.57% Zn over 21.48 metres, including 1,000 g/t Ag, 0.11g/t Au, 0.62% Pb and 0.64% Zn over 7.70 metres.
  DV24-408: 513 g/t Ag, 2.95% Pb and 1.82% Zn over 27.19 metres, including 2,520 g/t Ag, 0.34g/t Au, 0.18% Pb and 0.88% Zn over 2.80 metres.

* intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

➢ On August 19, 2024, the Company announced in a news release on this date, the results from the Wolf Vein step-out directional drilling. Drill hole DV24-412 graded 606g/t Ag over 16.20 metres on a 45 m step-out from 2023 drilling and 31 m below DV24-404 (previously released August 12, 2024). Wolf Vein Step-out:

  DV24-412: 606 g/t Ag, 0.61% Pb and 1.43% Zn over 16.20 metres, including 868 g/t Ag, 0.18% Pb and 0.88% Zn over 2.27 metres.
  DV24-414: 771g/t Ag, 2.93% Pb and 2.29% Zn over 3.77 metres, including 1,065 g/t Ag, 4.64% Pb and 3.48% Zn over 2.26 metres.

* intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

A total of four southwest step-out holes have been completed from one drill pad using directional drilling technology to precisely target areas for step-out and infill work. Drill holes DV24-409, DV24-412 and DV-414 are "daughter" holes turned off the initial "mother" hole DV24-404, as announced on August 12, 2024.

➢ On August 12, 2024, the Company announced in a news release on this date, the first results from the Wolf Vein step-out directional drilling from the 2024 exploration program. High-grade silver mineralization was intersected in a 40 metre southwest step-out:

DV24-404: 1,091 g/t Ag, 1.35% Pb and 1.40% Zn over 9.38 metres, including 2,505 g/t Ag, 3.42% Pb and 2.88% Zn over 1.63 metres.

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

➢ On June 19, 2024, the Company announced in a news release on this date, the first results from the 2024 drilling program that came from drilling at the Moose Vein and Chance Vein.

Moose Vein*

  DV24-387: 977 g/t Ag over 5.00 metres, including 3,670 g/t Ag over 0.79 metres

Chance Vein*

  DV24-388: 206 g/t over 23.03 metres, including 597 g/t Ag over 1.40 metres and 749 g/t Ag over 0.50 metres

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

➢ On February 12, 2024, the Company announced in a news release on this date, the 2023 step-out drilling at the Homestake Ridge property intersected a new gold-rich zone, to the northwest from the Homestake Silver deposit.

Highlights of Homestake Silver step-outs to the northwest include: (intervals shown are core length**)

  HR23-389: 79.49 g/t Au and 60 g/t Ag (80.21 g/t AuEq*) over 12.45 metres including 1,335 g/t Au and 781 g/t Ag (1,344.42 g/t AuEq*) over 0.68 metres within a broad mineralized zone grading 15.26 g/t Au and 20.05 g/t Ag (15.50 g/t AuEq*) over 66.50 metres.
  HR23-399: 43.10 g/t Au and 66 g/t Ag (43.90 g/t AuEq*) over 1.01 metres and 40.33 g/t Au and 418 g/t Ag (45.37 g/t AuEq*) over 1.75 metres within a broad mineralized zone grading 2.68 g/t Au and 20 g/t Ag (2.92 g/t AuEq*) over 57.70 metres.
  HR23-410: 10.17 g/t Au over 6.61 metres including 50.70 g/t Au over 0.62 metres.

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

**(AuEq and AgEq are calculated using only the two precious metal components at US$1650/oz Au, US$20/oz Ag, assumed 100% recovery used. Assays are not capped).

Highlights from Homestake Main infill drilling below high-grade plunge include: (intervals shown are core length**)

  HR23-374: 22.60 g/t Au over 0.67 metres, 18.75 g/t Au over 2.00 metres and 10.15 g/t Au over 1.00 metre in separate vein breccias included in a wider mineralized envelope grading 1.22 g/t Au and 1.90 g/t Ag (1.24 g/t AuEq*) over 83.51 metres.
  HR23-386: 18.14 g/t Au and 30 g/t Ag (18.51 g/t AuEq*) over 2.50 metres including 69.9 g/t Au and 42 g/t Ag (70.41 g/t AuEq*) over 0.50 metres.
  HR23-390: 129.00 g/t Au and 218 g/t Ag (131.63 g/t AuEq*) over 0.50 metres in a vein breccia included in a wider mineralized envelope grading 1.92 g/t Au and 3.58 g/t Ag (1.96 g/t AuEq*) over 50.30 metres.

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

**(AuEq and AgEq are calculated using only the two precious metal components at US$1650/oz Au, US$20/oz Ag, assumed 100% recovery used. Assays are not capped).

➢ On January 16, 2024, Dolly Varden announced its drill results from its 2023 program at the Homestake Silver deposit.

Highlights from Homestake Silver include: (intervals shown are core length**)

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

  HR23-419: Mineralized envelope: 315 g/t AgEq* (2.57 g/t Au and 102 g/t Ag) over 79.20 metres, including internal breccia vein intervals grading 1,508 g/t AgEq2 (9.53 g/t Au and 718 g/t Ag) over 9.22 metres length, 7,572 g/t AgEq* (36.66 g/t Au and 4,533 g/t Ag) over 1.05 metres;
  HR23-416: Mineralized envelope: 357 g/t AgEq* (1.74 g/t Au, 213 g/t Ag) over 93.95 metres length, including internal breccia vein intervals grading 2,802 g/t AgEq* (11.80 g/t Au and 1,824 g/t Ag) over 9.16 metres length, 4,176 g/t AgEq* (13.16 g/t Au and 3,085 g/t Ag) over 2.26 metres and 9,422 g/t AgEq* (55.40 g/t Au and 4,830 g/t Ag) over 1.02 metres;
  HR23-415: Mineralized envelope: 630 g/t AgEq2 (5.11 g/t Au and 206 g/t Ag) over 22.80 metres, including internal breccia vein intervals grading 1,754 g/t AgEq* (14.38 g/t Au and 562 g/t Ag) over 6.80 metres length, 4,617 g/t AgEq* (43.40 g/t Au and 1,020 g/t Ag) over 0.88 metres;
  HR23-413: Mineralized envelope: 226 g/t AgEq* (1.40 g/t Au and 110 g/t Ag) over 40.00 metres, including internal breccia vein intervals grading 668 g/t AgEq* (3.05 g/t Au and 415 g/t Ag) over 3.96 metres, 1,998 g/t AgEq* (6.49 g/t Au and 1,460 g/t Ag) over 0.63 metres;
  HR23-407: Mineralized envelope: 246 g/t AgEq* (2.32 g/t Au and 54 g/t Ag) over 55.90 metres length, including internal breccia vein intervals grading 932 g/t AgEq* (8.94 g/t Au and 191 g/t Ag) over 10.72 metres length, 2,149 g/t AgEq* (24.38 g/t Au and 129 g/t Ag) over 0.57 metres and 1,883 g/t AgEq2 (17.78 g/t Au and 410 g/t Ag) over 2.20 metres; and
  HR23-411: Expansion step out hole to the southeast; 445 g/t AgEq* (0.91 g/t Au and 369 g/t Ag) over 10.55 metres including 2,068 g/t AgEq* (1.73 g/t Au and 1,925 g/t Ag) over 0.55 metres.

*(AuEq and AgEq are calculated using only the two precious metal components at US$1650/oz Au, US$20/oz Ag, assumed 100% recovery used. Assays are not capped).

**(Estimated true widths vary depending on intersection angles and range from 65% to 85% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated).

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High-grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen assays may be completed on very high-grade samples.

Highlights - Other

The Company was closed two brokered private placements during 2024 raising gross proceeds of more than $47 million which funded the 2024 exploration program and is expected to fund the 2025 exploration program.  In March 2024, the Company issued 14,285,700 flow-through common shares at a price of $1.05 per common share, for aggregate gross proceeds of $14,999,985. In September 2024, the Company issued 11,500,000 common shares at a price of $1.00 per common share for gross proceeds of $11,500,000 and 16,560,000 flow-though common shares at a price of $1.25 per common share for gross proceeds of $20,700,000.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Mineral Properties: KV Project

The KV Project contains the Dolly Varden property with silver resources, the Homestake Ridge property with gold, silver, copper and lead resources, and the Big Bulk property, a copper-gold porphyry system. Together the consolidated KV Project creates one large, high-grade precious metals project comprising 16,300 hectares, which is 100% held by Dolly Varden. This provides the Company with economies of scale and exploration upside potential in the silver and gold-rich Dolly Varden mining camp, north of Alice Arm, BC, within the regionally important and prolific Stewart Complex in northwestern BC.

Dolly Varden Property

The Dolly Varden property encompasses several historic underground workings, including production stopes from the Dolly Varden and Torbrit mines, exploration adits at North Star and Wolf, as well as several other showings and many mineralized prospects. The silver-rich deposits found on the Dolly Varden property are hosted in Jurassic-aged volcanic and sedimentary rocks (Iskut River Formation) of the Hazelton Group. They display textural and mineralogical similarity to mineralization found in the region in subaqueous, gold- and silver-rich, hot spring-type volcanogenic massive sulfide (VMS) and epithermal style deposits, such as the Eskay Creek and Brucejack deposits, respectively. The nearby Big Bulk property hosts porphyry copper-gold style mineralization.

Since acquiring the Dolly Varden property in 2011, fieldwork was dedicated to confirming and expanding the known mineralization near the historic deposits to upgrade into a compliant and current mineral resource estimate ("Current Mineral Resource Estimate") for the Wolf, Dolly Varden, Torbrit and North Star deposits. The Company's work consisted of surface and underground mapping, underground rehabilitation, detailed sampling, data compilation from reliable historic records and over 17,000 metres of core drilling. This data was used to complete an initial mineral resource estimate in 2015.

During the year ended December 31, 2011, the Company purchased the Dolly Varden property, consisting of fee simple titles, mineral claims and mineral tenures in respect of certain lands located in the Kitsault area of BC. The Dolly Varden property is subject to a 2% net smelter return royalty ("NSR") of which one-half (or 1%) of the NSR can be repurchased by the Company for $2,750,000 at any time.

During the year ended December 31, 2020, the Company acquired surface rights and fee simple lands where the exploration camp, offices, logging and sampling facilities are situated. The parcel of land is located at waterfront for shoreline access, has current core storage areas and has related property water rights. The total property package had been previously leased annually by the Company from private owners. The transaction involved a payment of $153,000 in cash and issuance of 192,061 common shares of the Company with a value of $149,808 for a total cost of $302,808.

Homestake Ridge Property

On February 25, 2022, Dolly Varden acquired the Homestake Ridge property. The Homestake Ridge property consists of a 7,500-hectare project area hosting three known deposits that make up the Homestake Ridge portion of the Current Mineral Resource Estimate over the KV Project. Mineralization in the main deposits is interpreted to be structurally controlled epithermal veins and breccia systems within the prospective Jurassic Hazelton, the formation hosting the deposits in the Dolly Varden property area. In addition to epithermal style mineralization, Homestake Ridge also hosts strata bound volcanogenic style mineralization and intrusion related alteration and stock work veining.

Gold mineralization was first discovered at the Homestake Ridge project over 100 years ago with several exploration adits and trenches exposing vein and breccia style mineralization at surface. Mineralization was of significant grade and thickness that the property has been the subject of numerous exploration programs since the 1920s, including prospecting, mapping, soil sampling, exploration drilling and airborne geophysics that have advanced the project and defined the trend of structurally controlled mineralization within the northern continuation of the Jurassic Hazelton formation from the Dolly Varden project. The 15 km of prospective Hazelton formation on the combined Homestake Ridge and Dolly Varden properties has been the focus for historical exploration.

Since 2008, significant diamond drilling at Homestake Ridge has led to definition of a current NI 43-101-compliant mineral resource estimate that is summarized in the Homestake Ridge property section of the Company's current NI 43-101 technical report on the KV Project. The advanced stage project had a preliminary economic analysis completed on it in 2020. The exploration potential along the Homestake Ridge trend was tested with deeper historic drilling near the mineral resource and indicates the mineralization continues to depth and along strike. Recent analysis of historic airborne geophysics data from the Homestake Ridge project has defined exploration targets along trend of Homestake Ridge deposits to the south.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

The 5.4 km distance between the deposits at Homestake Ridge and the deposits at Dolly Varden are, in the Company's opinion, prospective for further discovery of silver and gold mineralization, as the area is on a magnetic, stratigraphic and anomalous silver and gold geochemical trend within the Kitsault Valley. Geophysics interpretation has defined several target zones below a sediment cover to test along this trend in future exploration.

Mineral Resource Estimates of KV Project

The KV Project hosts the silver and gold resources of Dolly Varden and Homestake Ridge with combined resources of 34,731,000 ounces of silver and 165,993 ounces of gold in the Indicated category and 27,317,000 ounces of silver and 816,719 ounces of gold in the Inferred category.

Notes:

(1) Mineral resources are not mineral reserves, as they do not have demonstrated economic viability although, as per Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") requirements, the mineral resources reported above have been determined to have demonstrated reasonable prospects for eventual economic extraction.

(2) The mineral resources were estimated in accordance with the CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

(3) The resources reported above are derived from the Technical Report on The Combined Kitsault Valley Project, British Columbia, Canada dated effective September 28, 2022 and authored by Andrew J. Turner, B.Sc., P.Geol., of APEX Geoscience Ltd.. The effective date of the report is September 28, 2022.

(4) The cut-off grade for the Homestake claim block mineral resources is 2.0 g/t AuEq, which was determined using average block grade values within the estimation domains and a Au price of $1,300 per troy ounce ("per tr oz"), a Ag price of US$20.00/tr oz and a Cu price of US$2.50/pound, and mill recoveries of 92% for Au, 88% from Ag and 87.5% for Cu and combined mining, milling, and general and administrative costs of approximately US$109/ton.

(5) The cut-off grade for the Dolly Varden claim block mineral resource is 150 g/t Ag, which was determined using a Ag price of US$20.00/tr oz, a recovery of 90% and combined mining, milling, and general and administrative costs of US$80/ton and was supported by comparison to similar projects.

(6) Sufficient sample density data existed to allow for estimation of block density within the estimation domains of the Homestake Main, Homestake Silver and Homestake Reef zones, which ranged from 2.69 metric ton per cubic metre ("t/m3") to 3.03 t/m3.

(7) Bulk density values ranging from 2.79 t/m3 to 3.10 t/m3 were assigned to individual estimation domains based on available SG measurements for the DV, TB, NS and WF deposits.

(8) Differences may occur in totals due to rounding.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Please refer to the Company's continuous disclosure documents available on SEDAR+ for more detailed technical information regarding the Technical Report on The Combined Kitsault Valley Project, British Columbia, Canada, which is subject to the qualification statements and notes set forth in the final report posted on www.sedarplus.ca.

Preliminary Metallurgical Testing

Results of the first phase of the preliminary metallurgical testing for the Dolly Varden property was released by the Company on May 8, 2019. A silver recovery of 86.9% was obtained from the Torbrit deposit and a silver recovery of 85.6% was obtained from the Dolly Varden deposit, both based on the kinematics curves from bottle roll cyanide leach tests over a period of 96 hours. The tests were performed on drill core composite samples from the Torbrit deposit with a head grade of 290 g/t Ag and the Dolly Varden deposit with a head grade 372 g/t Ag. Metallurgical testing was conducted in the laboratories of Blue Coast Research Ltd., in Parksville, BC. Results of the second phase of the preliminary metallurgical testing were released by the Company on June 20, 2019. Results from flotation metallurgical test work on separate concentrates for Ag-Pb and Zn yielded recoveries of 88% silver, 78% lead and 70% zinc from the Torbrit deposit. For more details concerning the metallurgical test work, please refer to the Company's disclosure documents.

2025 Exploration Program

Planning and exploration work is well under way for the 2025 exploration program.  The plans for 2025 include a total of approximately 35,000 to 45,000 metre of diamond drilling spread out between the Homestake Ridge gold and silver deposits, Dolly Varden Silver deposits and Big Bulk copper-gold porphyry system. A combination of infill, step-out and new discovery potential exploration drilling is planned. Field work will include detailed mapping in new areas where surface showings have been outlined in previous seasons.

The Company will continue to advance metallurgical studies to include Wolf and Homestake Silver deposits characterization.

2024 Exploration Program

The Company completed the 2024 exploration program on October 18, 2024. Across the entire KV Project, 69 drill holes were completed for a total of 31,726m; 41 holes totalling 15,546 metres were drilled at the Dolly Varden property area and 28 holes totalling 16,181 metres were drilled at Homestake Ridge property area. The 2024 exploration program consisted of diamond drilling, surface geological mapping in and around the known deposits, initial geological mapping throughout the KV Project area on grass roots prospect, advanced metallurgical studies on the main deposits and continued environmental base line studies.

The 2024 diamond drilling program was split approximately 50/50 between the Dolly Varden and Homestake Ridge properties. One-third of the total program has been allocated to the Wolf deposit area at the Dolly Varden property, one-third allocated to the Homestake Silver deposit area and one-third has been drilled on project wide exploration targets with new discovery potential.

The drilling around the Wolf deposit was designed to test the width of the wider higher-grade silver plunge defined in 2022 and 2023 drilling, as well as following up on down dip extension remaining open from 2023 drilling. Hole spacing at Wolf is a nominal 50 metres in order to have new mineralization included into the Inferred category. The Homestake Silver drilling commenced with follow up on the high-grade visible gold in younger, cross cutting quartz carbonate vein stockwork discovered in 2023 drilling. The second portion of the drilling at Homestake Silver was designed to test the extents of the low north dipping plunge of wider mineralization with increased vein breccia zones defined by 2023 drilling, as well as testing a number of target areas within the Homestake Silver deposit along the wider higher-grade gold and silver mineralization plunge projection where previous drill density is low.

The exploration portion of the 2024 diamond drill program tested the extent of new mineralization intersected in 2023 drilling and on the projection of mineralized zones underneath the mid valley sediment cap that masks any surface expression of possible veins, as seen at the Wolf extension discovery made in 2021. The first of these targets that was tested is the extension of the Moose Vein, located 1.5 km north of the Wolf Vein, on a similar cross cutting structure that trends underneath the sediment cap and was intersected by one drill hole in 2023. Also included in follow up are the Silver Horde, Chance and Red Point showing areas. An additional target in an area stepping out to the west of the North Star deposit will be tested for possible expansion of mineralization along strike of the deposit along the Torbrit horizon.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Qualified Person

Robert van Egmond, P.Geo., Vice President Exploration and QP for the Company, as defined by NI 43-101, prepared and approved the scientific and technical information contained in this MD&A.

SELECTED ANNUAL INFORMATION

The following table sets forth selected financial information for the fiscal year ended December 31, 2024 ("Fiscal 2024"), comparable fiscal year ended December 31, 2023 ("Fiscal 2023") and fiscal year ended December 31, 2022 ("Fiscal 2022"). The selected financial information set out below has been derived from the Annual Financial Statements and accompanying notes, in each case prepared in accordance with IFRS. The selected financial information set out below may not be indicative of the Company's future performance. The following discussion should be read in conjunction with the audited financial statements.

	Fiscal 2024 $	Fiscal 2023 $	Fiscal 2022 $
Total revenue	-	-	-
Net loss for the fiscal year	(20,649,147)	(26,650,462)	(19,270,419)
Loss per share, basic and fully diluted	(0.07)	(0.10)	(0.09)
Total assets	106,253,494	82,749,756	100,236,360
Total non-current financial liabilities	-	-	-
Cash dividends declared per common share	-	-	-

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Results of Operations

For the year ended December 31, 2024 and 2023

The total comprehensive loss for the years ended December 31, 2024 was $20,649,147, as compared to $26,650,462 in last year, with the decrease of $6,000,315, or 23%, primarily attributed to decreases in exploration and evaluation expenditures of $6,930,728, which was offset by an increase in consulting fees and share based payment of $1,054,254 and $630,272 respectively.

Exploration and evaluation expenditures for the year ended December 31, 2024 were $17,875,317 (2023 - $24,806,045). Exploration and evaluation expenditures for the year ended December 31, 2024, were lower compared to the same period in 2023 due to a smaller planned exploration program in 2024. In 2024, 31,726 metres were drilled (2023 - 51,527 metres) using three drill rigs for the majority of the season, whereas the 2023 exploration program commenced with four active drill rigs and concluded with five drill rigs, contributing to higher expenditures in the prior year.  Directional drilling was utilized during the program in 2024 which increased the relative cost per metre.

The total general and administrative expenses, which exclude exploration costs, amounted to $8,080,336 for the current year, as compared to $5,998,600 in the previous year. This increase of $2,081,736 was primarily attributed to an increase in consulting fees, share-based payments and management fees offset by a decrease in travel and accommodation.

  The share-based payments expense increased to $2,600,955 for the year ended December 31, 2024, compared to $1,970,683 for the same period in 2023. During the year ended December 31, 2024 there were 2,824,000 stock options granted (2023 -800,000) and 1,183,000 restricted share units ("RSUs") granted (2023 - 2,054,678). The valuation calculations for the options include future value considerations whereas an RSU is valued at the date of grant.  The different methods of valuation and the different amounts between the periods resulted in the increase.  Share-based payment expenses are also recognized over the vesting period which may impact timing of expense recognition.
  Consulting fees increased by $1,054,254 to $1,275,026 for the year ended December 31, 2024, compared to $220,772 in the same period of 2023. This increase is mainly due to $944,000 paid for advisory services related to for strategic financing advice and corporate development activities.
  Management fees rose to $1,536,737 for the year ended December 31, 2024, from $955,700 in the comparable period of 2023. This increase is attributed to higher bonus payments and increased monthly management service fees during the current year.  Management fees include actual payments made of $620,000 and an unpaid bonus accrual of $595,000.  2024 was the first year since the COVID-19 pandemic where there was no delay in exploration information and a bonus estimate was reasonably able to be estimated.

During the year ended December 31, 2024, the Company recognized a recovery on the flow-through share premium of $4,301,284 (2023 - $3,653,886). Recovery of flow-through share premium is recognized in proportion to eligible exploration expenditures. The higher rate of recovery during the period is impacted by the higher premium per share from the 2024 financing when compared to the premium per share from the 2023 financing.

For the three months ended December 31, 2024 and 2023

The total comprehensive loss for the three months ended December 31, 2024 was $2,192,219, as compared to $3,983,413 in the same period last year, with the $1,791,196, or 45%, change primarily attributed to a decrease in exploration and evaluation expenses of $1,364,796 which was offset by mainly an increase in management fees of $380,032 and $71,498 increase in share- based payments.

Exploration and evaluation expenditures for the three months ended December 31, 2024 were $1,330,291 (2023 - $2,695,087). Exploration and evaluation expenditures were $1,364,796 lower for the three months ended December 31, 2024 due to a smaller planned exploration program in 2024. In 2024, the exploration program also ended earlier than in the prior year due to weather.

The total general and administrative expenses, which exclude exploration costs, amounted to $1,608,734 for the current period, as compared to $1,358,703 in the same period last year. This increase of $250,031 was primarily attributed to an increase in share-based payment expenses, consulting fees, management fees and offset by a decrease in travel and accommodation and office and administration.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

  The share-based payment expenses increased by $71,498 to $552,023 for the three months ended December 31, 2024, compared to $480,523 for the same period in 2023. This increase is primarily due to the timing of the grants, as options were granted later in the year in 2024 relative to the same period in the previous year.
  Expenditures for management fees increased by $380,032 to $522,232 for the three months ended December 31, 2024, compared to $142,200 for the same period in 2023. This increase is mainly attributed to an allowance for bonus payments made in 2024, where a similar allowance was not made in the three months ended December 31, 2023.
  Marketing and communications expenses decreased to $250,839 for the three months ended December 31, 2024, from $309,733 for the same period in 2023. This decrease is due to relatively lower marketing activities relative in the current year.

During the three months ended December 31, 2024, the Company recognized a recovery on the flow-through share premium of $398,310 (2023 - $nil). Recovery of flow-through share premium is recognized in proportion to eligible exploration expenditures.  By the end of 2023 the flow-though funds related to the share premium were fully spent, whereas during the period ended December 31, 2024 expenditures continued to be paid with funds from flow-through financings.

Interest and other income were higher in the current period at $348,496 (2023 - $110,371) due to higher cash balances in the current period relative to the same time last year.

The Company recorded a recovery of Part XII.6 tax of $nil compared to an expense of $40,000 in the same period last year. The estimated Part XII.6 tax is calculated and payable to the Canada Revenue Agency on the Company's flow-through expenditures renounced under the look-back rule in the prior year and unspent in the reporting period.  Therefore, there was no Part X11.6 tax in 2024 as there were no funds raised in 2023 which were spent in 2024 and eligible under a look-back rule.

Summary of Quarterly Results

The following table summarizes selected quarterly financial information derived from the Company's condensed consolidated interim financial statements for each of the eight most recently completed fiscal quarters:

As at and for the quarter ended	December 31, 2024 (Q4/24) $	September 30, 2024 (Q3/24) $	June 30, 2024 (Q2/24) $	March 31, 2024 (Q1/24) $

Total assets	106,253,494	110,812,810	90,919,180	95,457,683
Exploration and evaluation assets	71,329,535	71,179,535	71,179,535	71,179,535
Equipment	191,715	200,794	212,504	212,140
Working capital	30,173,355	31,180,698	13,023,669	18,689,456
Shareholders' equity	101,853,605	102,720,027	84,574,708	90,860,131
Interest and other income	746,806	243,245	263,946	146,602
Total revenue	-	-	-	-
Operating loss	(2,939,025)	(11,500,402)	(9,117,867)	(2,398,362)
Total loss and comprehensive loss	(2,192,219)	(8,984,483)	(7,220,688)	(2,251,760)
Basic and fully diluted loss per share	(0.01)	(0.03)	(0.03)	(0.01)

As at and for the quarter ended	December 31, 2023 (Q4/23) $	September 30, 2023 (Q3/23) $	June 30, 2023 (Q2/23) $	March 31, 2023 (Q1/23) $

Total assets	82,749,756	78,249,830	95,092,093	98,602,186
Exploration and evaluation assets	70,906,785	70,906,785	70,906,785	70,906,785
Equipment	216,056	229,845	243,635	252,373
Working capital	10,663,863	4,218,696	17,356,911	23,254,145
Shareholders' equity	81,945,704	75,514,326	88,666,331	94,572,303
Interest income	110,371	182,262	298,139	313,843
Total revenue	-	-	-	-
Operating loss	(4,053,789)	(16,100,427)	(7,934,409)	(2,716,020)
Total loss and comprehensive loss	(3,983,419)	(13,621,266)	(6,607,961)	(2,437,817)
Basic and fully diluted loss per share	(0.02)	(0.05)	(0.03)	(0.01)

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

The Company had a loss of $2.9 million in Q4/24, (Q4/23 - $4.05million), $8.9million in Q3/24 (Q3/23 -$13.6million), a loss of $7.2million in Q2/24 (Q2/23 - $6.6million), loss of $2.2 in Q1/24 (Q1/23 - $2.4million) and a loss of $4.0 in Q4/23 (Q4/22 - $2.6million). The 2024 quarterly general spending trend was as expected and is comparable to prior years, where exploration activity is highest in the second and third quarters each year. The mobilization for the drilling program started in Q2/23 and Q2/24, but the expenditures for 2023 were higher than in the current and previous years due to a relatively larger exploration program in 2023 compared to 2024.  The exploration program for 2025 is expected to be over $20 million, which is larger than the 2024 program.

The Company's drill program typically operates from May to October each year. As such, the exploration related expenses are historically highest during the fiscal quarter ending in September. The exploration costs were lower in 2024 relative 2023, as the Company drilled 38% or 19,801 less metres in 2024 (31,726 metres) relative to 2023 (51,527 metres). Four to five drill rigs were utilized in 2023 on a larger scale drill program versus three drills during 2024.  During 2024 the drill program also finished earlier than in 2023 due to bad weather, which resulted in lower exploration activity in Q4/24 relative to Q4/23.

Fluctuations in exploration expenses materially impact the changes to operating losses in all periods, as exploration costs as a percentage of total expenses ranged from 18% to 109% over the eight quarters. Exploration costs in millions, excluding the benefit of the BC METC, were:  Q1/23 $0.8million, Q2/23 $6.5million, Q3/23 $14.8million, Q4/23 $2.7million, Q1/24 $0.8million, Q2/24 $6.6million, Q3/24 $9.2million and Q4/24 $1.3million.

Liquidity and Capital Resources

The Company has no operations that generate cash flow. The Company's future financial success will depend on its ability to raise capital or through the discovery and development of one or more economic mineral deposits. Discovery and development may take many years, can consume significant resources and is largely based on factors that are beyond the control of the Company and its management. To date, the Company has successfully financed its activities by the issuance of equity securities, consisting of a combination of flow-through and non-flow-through securities. In order to continue funding exploration activities and corporate costs, the Company is reliant on their ongoing ability to raise financing through the sale of equity. This is dependent on positive investor sentiment, which in turn is influenced by a positive climate for the target commodities, the Company's track record, and the experience and caliber of the Company's management. There is no assurance that equity funding will be accessible to the Company at the times and in the amounts required to fund the Company's activities. As at December 31, 2024, the Company had cash of $32,057,647 to settle accounts payable and accrued liabilities of $921,177, as well as the liability on flow-through share issuances of $3,478,712.

Base Shelf Prospectus

On April 26, 2023, the Company filed and has a receipted final short form base shelf prospectus (the "base shelf prospectus") with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus allows the Company to offer up to $50,000,000 of common shares, debt securities, subscription receipts, warrants and units comprised of one or more of the other securities described from time to time over the 25-month period. The base shelf prospectus was filed to provide the Company with the flexibility to take advantage of financing opportunities from time to time and as market conditions dictate. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities.

Use of Proceeds from Past Financings

Date of financing	Disclosed Expected Purpose	Actual use of proceeds	Proceeds $	Spent To December 31 $	Balance $
November 2023	60% to be spent on exploration and 40% on general & administration	As disclosed	10,000,000	7,800,000	2,200,000
March 2024	Exploration program for 2024 - flow through eligible spending	As disclosed	14,999,985	14,999,985	-
September 2024	Expand scope of 2024 drill season, fund 2025 drill season and general & administration	Details below	30,450,000	1,400,000	29,050,000

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

On November 1, 2023, the Company completed the sale of 15,384,616 common shares of the Company to Hecla Canada Ltd. at a price of $0.65 per common share for gross proceeds of $10,000,000. As at December 31, 2024, approximately $3.8 million of the proceeds of this sale has been spent on exploration related expenses and $4.0 million has been spent on general administration.

On March 26, 2024, the Company closed a bought deal public financing for gross proceeds to the Company for $14,999,985, from the issuance of 14,285,700 flow-through common shares at a price of $1.05 per FT common share. Pursuant to this financing, the Company sold 14,285,700 common shares on a charitable basis that will qualify as flow-through common shares. Underwriter fees of $749,999 were paid in relation to the financing. The Company has spent all of the net proceeds of this financing on exploration related activity as of December 31, 2024.

On September 4, 2024, the Company closed the first tranche of a bought deal financing (the "September 2024 Offering") for gross proceeds of $11,500,000 by issuance of 11,500,000 common shares of the Company at a price of $1.00 per common share.  In addition, the Company issued 12,960,000 flow-through common shares at a price of $1.25 per common share with gross proceeds of $16,200,000. In connection with the closing of the first tranche of the offering, a finders' fee of $1,385,000 was paid representing 5.0% of the gross proceeds. The Company spent $1.4 million of the net proceeds of this financing as at December 31, 2024.

On September 27, 2024, the Company closed of second and final tranche of the September 2024 Offering for gross proceeds of $4,500,000 from the issuance of 3,600,000 FT common shares at price of $1.25 per FT common share. In connection with the closing of the second and final tranche of the financing, a finders' fee of $225,000 was paid representing 5.0% of the gross proceeds. The Company has not yet spent any of the net proceeds of this financing as of December 31, 2024.

As disclosed in the prospectus supplement to the base shelf prospectus dated August 21, 2024, the Company's approximate spending to December 31 2024 relative to the intended use the net proceeds from the bought deal financings as follows:

Principal Purpose	Estimated use of Net proceeds(1) $	Spent To December 31(2) $	Balance $
Exploration Expenditures - Drilling and related in 2024 for extended program	2,000,000	1,060,000	940,000
Exploration - Camp and other costs in 2024	1,500,000	340,000	1,160,000
Exploration - Drilling and related in 2025	8,600,000	-	8,600,000
Exploration - Camp and geoscience/technical team in 2025	6,500,000	-	6,500,000
Exploration - Samples and other costs in 2025	2,200,000	-	2,200,000
General & Administration	5,000,000	-	5,000,000
Business Development	500,000	-	500,000
Sub-total per prospectus supplement	26,300,000	1,400,000	24,900,000
Exploration - Contingency	2,700,000	-	2,700,000
General & Administration - Unallocated	1,450,000	-	1,450,000
Total	30,450,000	1,400,000	29,050,000

(1) Gross proceeds of $32,200,000 were raised for net proceeds of approximately $30,450,000 after deducting finders' fees and transaction costs of approximately $1,750,000.  The net proceeds from the over-allotment were allocated to General & Administration - Unallocated and an Exploration-Contingency.

(2) The exploration program was shorter than expected due to bad weather in late September.  The balance of funds originally intended for exploration in 2024 is now planned be spent on exploration in 2025.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Cash and Financial Condition

As of December 31, 2024, the Company had a working capital surplus of $30,173,355 (December 31, 2023 - $10,663,863), which includes the liability on flow-through share issuances of $3,478,712 (December 31, 2023 - $Nil). The Company's working capital needs fluctuate based on exploration program requirements, which place variable demands on the Company's resources and timing of expenditures. Demand on capital is expected to increase during summer months, as drilling and exploration activity typically begins in May and ends in October.

During the year ended December 31, 2024, the Company used $21,144,413 (2023 - $28,987,989) of cash in operating activities. The Company had a loss of $20,649,147 (2023 - $26,650,462) from operations. Items not affecting cash totaling $-1,652,272 (2023 - $-1,632,355) were added back to the loss mainly due to share-based payments, restricted share compensation and recovery on flow-through share premium. The Company had changes in non-cash working capital items that adjusted the loss by $1,157,006 (2023 - $705,172). The change in cash from operations between periods was most significantly impacted by the lower loss for the year, as well as a $899,712 decrease in amounts receivables (2023 - $-664,894) and an increase of $117,125 in accounts payable and accrued liabilities (2023 - increase of $362,205) during the year ended December 31, 2024.

During the year ended December 31, 2024, the Company acquired equipment for $23,716 (2023 - $14,135).

During the year ended December 31, 2024 and 2023, the Company received cash proceeds of $1,319,607 (2023 - $559,041) from the exercise of 3,634,334 stock options. There were net cash proceeds of $44,193,732 (2023 - $nil) from issuance of flow-through common shares.

Commitments and Contingencies

On May 1, 2024, the Company entered into a lease agreement for the purpose of landing helicopters and parking maximum 5 trucks from May 1, 2024 to April 30, 2026, pursuant to which the Company was obligated to pay basic rent of $25,750 for 2024 and $26,525 for 2025.

In June 2024, the Company also entered into a lease agreement of renting land for two lots in Alice Arm, BC for a term of three years, pursuant to which the Company is obligated to pay the basic rent of $5,000 per annum.

Outstanding Share Data

The Company's authorized share capital consists of an unlimited number of common shares. The issued and outstanding securities of the Company are as follows:

As at	The date of this MD&A	December 31, 2024
Common shares	317,242,576	317,006,326
Restricted share units (RSUs)(1)	2,552,785	2,552,785
Stock options(2)	9,357,500	9,593,750

(1) Each RSU grants the holder the right to receive one common share per RSU, for a total of 2,552,785 common shares (2024-2,552,785).

(2) Each stock option grants the holder the right to purchase one common share per stock option, for a total of 9,357,500 common shares as of the date hereof (2024-9,593,750).

Summary details of the 2024 share issuances are as follows:

  On January 9, 2024, the Company issued Libero 275,000 common shares of the Company related to the acquisition of Big Bulk Property.
  On March 26, 2024, the Company issued 14,285,700 flow-through common shares at a price of $1.05 per common share, for aggregate gross proceeds of $14,999,985.
  On April 2, 2024, the Company granted 2,649,000 stock options to directors, officers and consultants at a price of $0.84 per share with an expiry of March 28, 2029 and also granted 1,183,000 RSUs to officers and directors of Company, which will vest equally over three years with first vesting occurring after one year.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

  On September 4, 2024, the Company closed the first tranche of the September 2024 Offering for aggregate gross proceeds to the Company of $27,700,000.  Pursuant to the close of the first tranche of the September 2024 Offering, the Company sold 11,500,000 common shares of the Company at a price of $1.00 per common share for gross proceed of $11,500,000 and it also sold 12,960,000 common shares that qualify as flow-though common shares at a price of $1.25 per flow-through common share for gross proceeds of $16,200,000.
  On September 27, 2024, the Company closed the second and final tranche of the September 2024 Offering for additional gross proceeds of $4,500,000 from the issuance of 3,600,000 flow-through common shares at price of $1.25 per flow-through common share.
  During the year ended December 31, 2024, the Company issued 684,893 common shares pursuant to conversion of RSUs from reserve having a fair value of $664,346.
  During the year ended December 31, 2024, the Company issued 3,634,334 common shares pursuant to the exercise of stock options for proceeds of $1,319,607. Subsequent to December 31, 2024 the Company issued 236,250 common shares pursuant to the exercise of stock options for proceeds of $128,062.

Transactions with Related Parties

During the years ended December 31, 2024 and 2023, the Company incurred the following amounts charged by officers and directors (being key management personnel) and companies controlled and/or owned by officers and directors of the Company in addition to the related party transactions disclosed elsewhere in these consolidated financial statements:

	Year ended
	December 31, 2024	December 31, 2023
Directors' fees	$228,400	$208,100
Exploration and evaluation (3,4)	722,500	567,138
Management fees (1)(2)	1,442,200	956,200
Share-based payments (1)(2)	2,026,036	1,380,274
Total	$4,419,136	$3,111,712

(1) The Company entered into a consulting service agreement with S2K Capital Corp. and Shawn Khunkhun, Chief Executive Officer and director of the Company. Pursuant to this consulting agreement, Mr. Khunkhun is compensated at a rate of $30,000 (2023 - $28,333) per month, where the increase was effective April 1, 2024. The Company is required to pay an equivalent to 24 months' pay plus an average of any cash performance bonus paid in the previous two completed financial years if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company. During the year ended December 31, 2024, the Company paid a $300,000 bonus related to the year ended December 31, 2023 and made an allowance of $360,000 for amounts expected to be paid in 2025 that relate to the year ended December 31 2024. If the agreement is terminated for reasons other than event of default, the Company is required to pay a sum equal to 12 months' pay.

(2) The Company entered into a consulting service agreement with Fehr & Associates and Ann Fehr, Chief Financial Officer ("CFO") for full outsourced accounting and corporate secretary services.  During the year ended December 31 2024 the Company paid an average of $25,144 (2023 - $19,067) per month for CFO and costs related to the controller, bookkeeper and administrative services. Of the amounts paid to Fehr & Associates, $16,667 per month was deemed to be related to CFO services and included in management fees expense, effective April 1, 2024.  During the year ended December 31, 2024, the Company paid a $120,000 bonus related to the year ended December 31, 2023 and made an allowance of $100,000 for amounts expected to be paid in 2025 that relate to the year ended December 31 2024. The Company is required to pay an equivalent to 12 months' pay if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

(3) The Company entered into a consulting service agreement with Robert van Egmond, VP Exploration of the Company. Pursuant to this consulting agreement, Mr. van Egmond is compensated at a rate of $22,500 (2023 - $21,667) per month, where the increase was effective April 1, 2024. During the year ended December 31, 2024, the Company paid a $200,000 bonus related to the year ended December 31, 2023 and made an allowance of $135,000 for amounts expected to be paid in 2025 that relate to the year ended December 31 2024. The Company is required to pay the equivalent to 12 months' pay if the consulting agreement is terminated by either party, absent an event of default, during the twelve-month period following the date of a change in control of the Company.

(4) The Company paid $120,000 (2023- $168,000) in exploration and evaluation expenses to a company controlled by a director.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Other related party transactions are as follows:

At December 31, 2024, included in accounts payable is $10,640 (December 31, 2023 - $3,196) owed to Fehr & Associates and Robert van Egmond, who are officers of the Company.

At December 31, 2024 included in accrued liabilities is $686,750 (December 31, 2023 - $120,000) accrued to officers and directors of the Company, which includes $90,000 (2023 - $120,000) due to a corporation controlled by Robert McLeod, a director of the Company and $1,750 (2023-nil) due to Michael Henrichsen, a director of the Company.

During the year ended December 31, 2024, $94,537 (September 30, 2023 - $nil) in fees were paid to Fehr & Associates, a corporation controlled by the CFO, that were attributable to costs directly associated with office space, accounting services and administration staff used by the Company.

Financial Instruments

The Company's financial instruments recorded at fair value require disclosure as to how the fair value was determined based on significant levels of input described in the following hierarchy:

– Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

– Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

– Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments include cash and cash equivalents, short term investment, amounts receivable, deposits, accounts payable and accrued liabilities, all of which are measured at amortized cost.

Financial Instruments

The carrying values of cash and cash equivalents, short term investment, amounts receivable, deposits, accounts payable and accrued liabilities approximate fair values due to the short-term nature of these instruments or market rates of interest.  The Company's risk exposures and the impact on the Company's financial instruments are summarized below.

Credit Risk

The Company's credit risk is primarily attributable to cash and cash equivalents, short term investment, deposits and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents consists of bank balances and demand guaranteed investment certificates at reputable financial institutions, from which management believes the risk of loss to be remote. Amounts receivable and deposits are due from government agencies.

The Company limits its exposure to credit risk for cash by placing it with high quality financial institutions.

Liquidity Risk

The Company's ability to remain liquid over the long term depends on its ability to obtain additional financing through the issuance of additional securities, entering into credit facilities, or entering into joint ventures, partnerships or other similar arrangements. The Company's ability to continue as a going concern is dependent upon its ability to continue to raise adequate financing in the future to meet its obligations and repay its liabilities arising from normal business operations when they come due. As at December 31, 2024, the Company had cash and cash equivalents and short term investment of $34,177,599 to settle current liabilities of $913,177 (excluding liability on flow-through share issuances).

Interest Rate Risk

The Company has cash and cash equivalent balances subject to fluctuations in the prime rate. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. Management believes that interest rate risk is remote, as investments are redeemable at any time and interest can be earned up to the date of redemption.

Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company's future mining operations will be significantly affected by changes in the market price for silver. Precious metal prices fluctuate daily and are affected by numerous factors beyond the Company's control. The supply and demand for commodities, level of interest rates, rate of inflation, investment decisions by large holders of commodities and stability of exchange rates can all cause significant fluctuations in commodity prices.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Off-balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements.

Proposed Transactions

As of the date of this MD&A, the Company does not have any material proposed transactions.

Management's Responsibility for the Consolidated Financial Statements

The information included in the unaudited condensed consolidated interim financial statements and this MD&A is the responsibility of management, and their preparation in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and the reported amount of expenses during the reported period. Actual results could differ from those estimates.

Critical Accounting Estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities include, but are not limited to, the following:

Share-based compensation

The fair value of share-based payments is determined using the Black-Scholes option pricing model. Such option pricing models require the input of subjective assumptions, including the expected price volatility, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant.

Estimating useful life of equipment

Depreciation of equipment is charged to write down the value of those assets to their residual value over their respective estimated useful lives. Management is required to assess the useful economic lives and residual values of the assets such that depreciation is charged on a systematic basis to the current carrying amount. The useful lives are estimated having regard to such factors as asset maintenance, rate of technical and commercial obsolescence, and asset usage. The useful lives of key assets are reviewed annually.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized in the consolidated statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the consolidated statement of financial position could be impacted.

Accrual of British Columbia Mineral Exploration Tax Credit ("BC METC")

The provincial government of BC provides for a refundable tax on net qualified mining exploration expenditures incurred in BC. The credit is calculated as 20% of qualified mining exploration expenses less the amount of any assistance received or receivable. The determination of the expenditures that would qualify as mining exploration expenses was based on previous years' tax filings and subsequent reviews by government auditors. BC METC will be recorded in net income or loss upon cash receipt or when reasonable assurance exists that the tax filings are assessed and the expenditures are qualified as mining exploration expenses.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Significant Accounting Judgments

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

Recoverability of the carrying value of the Company's exploration and evaluation assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of these properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

Risk Factors

The Company is subject to risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, continuing losses, dependence on key individuals, and the ability to secure adequate financing to meet minimum capital required to successfully complete its projects and continue as a going concern. These factors should be reviewed carefully.

The following risk factors, in addition to the risks noted above in the Financial Instruments and Liquidity and Capital Resources sections, should be given special consideration when evaluating trends, risks and uncertainties relating to the Company's business.

Exploration, Development and Production Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge of management and key employees and contractors of the Company may not eliminate. Few exploration and evaluation assets that are explored are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable. With all mining operations, there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions.

Mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in the definition of a mineral resource. The Company's operations will be subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, seismic activity, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken, operations are subject to hazards that may result in environmental pollution and consequent liability that could have a material adverse impact on the business, operations and financial performance of the Company. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing silver and other exploration and evaluation assets is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment, access to qualified personnel and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The remoteness and restrictions on access of the Company's exploration and evaluation assets may have an adverse effect on profitability as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which the Company's exploration and evaluation assets are located, which are subject to poor climate conditions.

The long-term commercial success of the Company depends on its ability to explore, develop and commercially produce minerals from its exploration and evaluation assets and to locate and acquire additional properties worthy of exploration and development for minerals. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participation uneconomic.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Substantial Capital Requirements

Management of the Company anticipates that it may make substantial future capital expenditures for the acquisition, exploration, development and production of its exploration and evaluation assets. As the Company will be at the exploration stage with no revenue being generated from the exploration activities on its exploration and evaluation assets, the Company may have limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs.

There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly.

The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in its exploration and evaluation assets, miss certain acquisition opportunities and reduce or terminate its operations.

Competition

The mining industry is highly competitive. Many of the Company's competitors for the acquisition, exploration, production and development of exploration and evaluation assets, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company.

Volatility of Mineral Prices

The market price of any mineral is volatile and is affected by numerous factors that are beyond the Company's control. These include international supply and demand, the level of consumer product demand, international economic trends, currency exchange rate fluctuations, the level of interest rates, rate of inflation, global or regional political events and international events, as well as a range of other market forces. Sustained downward movements in mineral market prices could render less economic, or uneconomic, some or all of the mineral extraction and/or exploration activities to be undertaken by the Company.

Mineral Reserves / Mineral Resources

The Company's exploration and evaluation assets are in the early exploration stage only and, though they contain Current Mineral Resources, as disclosed on page 3 of this MD&A, they do not contain a known body of commercial minerals ("mineral reserves"). Mineral reserves are, in large part, estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Mineral reserve estimates for exploration and evaluation assets that have not yet commenced production may require revision based on actual production experience.

Market price fluctuations of metals, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies and the processing of new or different mineral grades, may cause a mining operation to be unprofitable in any particular accounting period.

Environmental Risks

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at any future-producing exploration and evaluation assets or require abandonment or delays in the development of new mining properties.

Reliance on Key Personnel

The success of the Company will be largely dependent upon the performance of its management and key employees and contractors. In assessing the risk of an investment in the shares of the Company, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the proposed management of the Company.

Conflicts of Interest

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies. As a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The Business Corporations Act (British Columbia) (the "BCBCA") provides that in the event that a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose his or her interest in such contract or agreement and a director must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. To the knowledge of the management of the Company, as at the date of this MD&A, there are no existing or potential material conflicts of interest between the Company and a director or officer of the Company, except as otherwise disclosed in this MD&A.

Dividends

To date, the Company has not paid any dividends on its outstanding common shares. Any decision to pay dividends on the shares of the Company will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions.

Substantial Number of Authorized but Unissued Shares

The Company has an unlimited number of common shares that may be issued by the board of directors without further action or approval of the Company's shareholders, except in limited circumstances. While the board of directors is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company's shareholders.

Stock Exchange Prices

The market price of a publicly traded stock is affected by many variables not all of which are directly related to the success of the Company. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies, have experienced wide fluctuations, which have not necessarily been related to the performance or underlying asset values of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities.

Permits and Licenses

The activities of the Company are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local Indigenous populations. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Further, the mining licenses and permits issued in respect of its mineral property may be subject to conditions that, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of the Company's investments in its exploration and evaluation assets may decline.

Title Risks

The acquisition of title to exploration and evaluation assets or interests therein is a very detailed and time-consuming process. The exploration and evaluation assets may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Limited Operating History

The Company was incorporated on March 4, 2011 and has yet to generate a profit from its activities. The Company will be subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that it will not achieve its growth objective. The Company anticipates that it may take several years to achieve positive cash flow from operations. Even if the Company does undertake exploration activity on its exploration and evaluation assets, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Uninsured Risks

The Company, as a participant in mining and exploration activities, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured due to high premium costs. Furthermore, the Company may incur a liability to third parties (in excess of any insurance coverage) arising from negative environmental impacts or any other damage or injury.

Unforeseen Expenses

While the Company is not aware of any expenses that may need to be incurred that have not been taken into account, if such expenses were subsequently incurred, the expenditure proposals of the Company may be adversely affected.

Flow-through Share Private Placements ("FT Private Placements")

Historically, the Company has entered into FT Private Placements to fund exploration activities, with the most recent FT Private Placement being in September 2024. Canadian tax rules normally require the Company to have spent flow-through funds on "Canadian exploration expenses" (as defined in the Tax Act) by the end of the calendar year following the year in which they were raised. The expectation is to spend any amounts raised during calendar 2024 on Canadian exploration expenses before December 31, 2025.

While the Company intends to satisfy its expenditure commitments related to the FT Private Placements, there can be no assurance that it will do so. If the Company does not renounce to the purchasers of the flow-through shares, effective on or before December 31 of the year following the FT Private Placement, Canadian exploration expenses in an amount equal to the aggregate purchase price paid by such purchasers for the flow-through shares, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company shall indemnify the purchaser for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the purchaser as a consequence of such failure or reduction; however, there is no guarantee that the Company will have the financial resources required to satisfy such indemnity.

The Company may also be subject to interest on flow-through proceeds renounced under the Look-back Rules in respect of prior years, and penalties, in accordance with regulations in the Tax Act, if it is determined that flow-through proceeds were not properly or timely spent on Canadian exploration expenses.

Threat or Imposition 0f Tariffs

Increased uncertainty in the global economy caused by the threat or imposition of tariffs could negatively impact our operations.

On February 1, 2025, the President of the United States of America signed an executive order imposing tariffs on goods originating in Canada, Mexico and China and imported to the US. The governments of Canada, Mexico and China then promptly announced retaliatory tariffs. On February 3, 2025 the US President announced a pause on the imposition of the US tariffs on Canadian and Mexican goods for a 30-day period and the Canadian government then withdrew its tariffs. The eventuality, timing and rates of potential US tariffs, the countries on which they are levied and the responses from such countries are difficult to predict at this time, however, any US tariffs are likely to be met with retaliatory tariffs and a multi-country trade war against the US could develop. We do not export products to the US and would not be directly impacted by the imposition of new tariffs on goods imported into the US. However, the economic impact of tariffs or a broader trade war on the Canadian economy, the US economy and the global economy could negatively impact capital markets, commodity prices and our ability to raise funds to undertake capital expenditures.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

A Canada-US or a broader trade war also has the potential to adversely impact global supply chains and make supplies that we require more expensive, harder to obtain or unavailable. Scarcity in the global supply chain would likely increase the cost of supplies required generally, which could impair our ability to operate.  The indirect effects of tariffs imposed by the US or by counter tariffs in response are difficult to assess, but the potential for tariffs represents a risk and may adversely affect our business, financial condition and results of operations.

Other Risks

The level of demand for the Company's exploration is increasingly affected by regional and global demographic and macroeconomic conditions, including population growth rates and changes in standards of living. A significant downturn in global economic growth, or recessionary conditions in major geographic regions, may lead to reduced demand for commodities, which could adversely affect the Company's business and results of operations.

Additionally, weak global economic conditions and turmoil in global financial markets, including constraints on the availability of credit, have in the past adversely affected, and may in the future continue to adversely affect, the financial condition and creditworthiness of some of the Company's customers, suppliers and other counterparties, which in turn may negatively impact the Company's business. Any deterioration in economic conditions due to the current coronavirus concerns could negatively impact the Company's exploration.

Forward-looking Statements

This MD&A contains forward-looking statements that are based on the Company's current expectations and estimates of the business and management. Certain statements included in this MD&A constitute forward-looking statements, including those identified by the expressions "anticipate", "believe", "plan", "suggest", "estimate", "anticipate", "project", "indicate", "expect", "intend", "may", "should expect", "target", "will", "unlock upside potential" and other similar words or statements that certain events or conditions "may" or "will" occur. The forward-looking statements are not historical facts, but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions, and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company's forward-looking statements. In addition, any forward-looking statements represent the Company's estimates only as of the date of this MD&A and should not be relied upon as representing the Company's estimates as of any subsequent date.

The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company's existing plans or 2024/25 exploration program plans for the KV Project, either of which may change due to changes in the views of the Company, or if new information arises that makes it prudent to change such plans or programs; (b) focus drilling or other exploration strategies will produce new information; and (c) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company's expectations.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; fluctuations in metal prices; and the impact of the COVID-19 pandemic. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results, or otherwise. Forward-looking statements are not a guarantee of future performance, and accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

Additional Information

Additional information about the Company, including the audited consolidated financial statements, is available on the Company's website at www.dollyvardensilver.com and on SEDAR+ at www.sedarplus.ca.1